SILICON VALLEY OFFICE — 1755 EMBARCADERO ROAD — PALO ALTO, CALIFORNIA 94303

TELEPHONE: +1.650.739.3939 — FACSIMILE: +1.650.739.3900

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND DELIVERED SEPARATELY TO THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY FIVE9, INC. FOR THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. §200.83. THE OMITTED PORTIONS HAVE BEEN REPLACED WITH “[***].”

March 3, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Jeffrey Kauten, Attorney-Advisor Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant

RE:	Five9, Inc.

    Registration Statement on Form S-1

    Filed March 3, 2014

    CIK No. 0001288847

Ladies and Gentlemen:

Five9, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form S-1 (CIK No. 0001288847) (the “Registration Statement”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated February 21, 2014. For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to the Registration Statement.

General

1.	Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

Response: The Company has revised its disclosure in response to the Staff’s comment.

United States Securities and Exchange Commission

March 3, 2014

Face it Corporation-Consolidated Financial Statements

Revenue Recognition, page F-38

2.	We note your response to prior comment 11 and that you employ the stated renewal rate method to establish VSOE of fair value for your maintenance and support services. Please explain how you determined that VSOE of fair value for your maintenance and support services is substantive. We refer you to ASC 985-605-25-67.

Response: The Company advises the Staff that there was one arrangement that would have potentially qualified for treatment in accordance with the guidance under ASC 985-605 as it involved the licensing, selling, leasing or otherwise marketing of computer software and related elements. However, this agreement was evaluated and Face It, Corp. determined that the nature of the deliverables did not meet certain revenue recognition criteria until all deliverables under the arrangement had been completed. As a result, revenue under this arrangement was fully deferred until all deliverables under the arrangement had been delivered. The Company has revised its disclosure in response to the Staff’s comment to ensure accuracy as to the revenue policies and accounting applied during the periods presented in the financial statements. Please see page F-40.

Supplemental Matters

The Company supplementally advises the Staff that, on February 25, 2014, representatives of J.P. Morgan Securities LLC and Barclays Capital Inc., on behalf of the underwriters for the Company’s proposed initial public offering (“IPO”), and the Company discussed preliminary valuations, based on current market conditions and recent initial public offerings of other companies in the technology industry, and determined that the preliminary price rage would be between [***] per share (the “Preliminary Price Range”). The Preliminary Price Range assumes a [***] reverse stock split prior to the completion of the IPO. Prior to February 25, 2014, the Company had not held discussions with the underwriters regarding a preliminary price range for the IPO. The Company understands that it will need to narrow the Preliminary Price Range in accordance with CD&I 134.04 when it commences the road show for the IPO.

The Company supplementally advises the Staff that the Company does not intend to disclose the Preliminary Price Range in the Registration Statement until immediately before it commences the road show for the IPO, which is currently scheduled to commence on or about [***].

* * * * * * *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

United States Securities and Exchange Commission

March 3, 2014

If you have any questions, please feel free to contact me at 650.739.3987 or Ruben A. Garcia at 650.687.4191. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Timothy R. Curry

Timothy R. Curry

cc:	Michael Burkland, President and Chief Executive Officer, Five9, Inc.
Barry Zwarenstein, Chief Financial Officer, Five9, Inc.
Anthony J. McCusker, Goodwin Procter LLP
Richard A. Kline, Goodwin Procter LLP